                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                            (Amendment No. _____ )*
                                  -----------

                             THE DWYER GROUP, INC.
              ---------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $0.10 par value
              ---------------------------------------------------
                        (Title of Class of Securities)

                                  267455 10 3
                    --------------------------------------
                                (CUSIP Number)


              Ms. Theresa Dwyer, 1010 N. University Parks Drive,
                       Waco, Texas 76707, (817) 752-2821
              ---------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                April 10, 1997
                   ----------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 267455 10 3                                    PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Theresa Dwyer
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF; N/A

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]
      PURSUANT TO ITEMS 2(d) or 2(e)

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,912,151

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          115,423
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,912,151

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          115,423
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,027,574

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      58.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 267455 10 3                                Page 3 of 6 Pages

Item 1.   Security and Issuer.
          -------------------

     This Schedule 13D (this "Filing") relates to the Common Stock, $0.10 par value ("Dwyer Common Stock"), and certain voting and other contractual rights relating thereto, of The Dwyer Group, Inc., a Delaware corporation (the "Company"), which has its principal executive offices located at 1010 N. University Parks Drive, Waco, Texas 76707. The purpose of this Filing is to reflect Theresa Dwyer's beneficial ownership of Dwyer Common Stock following a distribution by the Estate of Donald J. Dwyer Sr. (the "Estate") of all shares of Dwyer Common Stock previously held by the Estate. This Filing also reflects certain gifts and sales of Dwyer Common Stock by Ms. Dwyer to her children and grandchildren.

Item 2.   Identity and Background.
          -----------------------

     (a)     Theresa Dwyer ("Ms. Dwyer")
     (b)     1010 N. University Parks Drive, Waco, Texas 76707
     (c)     Chairperson of the Board of Directors of the Company.
     (d) Ms. Dwyer has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) Ms. Dwyer has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f)     Ms. Dwyer is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     On April 10, 1997, the Estate distributed all of the shares of Dwyer Common Stock beneficially owned by the Estate in accordance with the provisions of the Last Will and Testament of Donald J. Dwyer, Sr. and the administration of the Estate under the applicable laws of the State of Texas. Of the 4,192,924 shares of Dwyer Common Stock distributed by the Estate, 4,077,501 shares were distributed to Ms. Dwyer in her individual capacity and the remaining 115,423 shares were distributed to the Donald J. Dwyer Family Trust (the "Trust"), of which Ms. Dwyer is Co-Trustee. Following such distributions, the Estate ceased to beneficially own shares of Dwyer Common Stock.

     On May 1, 1989, Ms. Dwyer purchased an aggregate of 800 shares of Dwyer Common Stock (adjusted for the 1-for-2 reverse stock split in June 1993), for which she paid aggregate consideration of $2,000 from her personal funds. In addition, Ms. Dwyer purchased 500 shares of Dwyer Common Stock for an aggregate consideration of $2,255 on July 7, 1993.

Item 4.   Purpose of Transaction.
          ----------------------

     Other than transfers to the Dwyer Investments Limited Partnership, Ms Dwyer does not have any specific plans or proposals which relate to or would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to any of those enumerated above; but such persons reserve the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a) Ms. Dwyer beneficially owns 4,027,574 shares of Dwyer Common Stock, which represents 58.7% of the outstanding Dwyer Common Stock. Of the 4,027,574 shares of Dwyer Common Stock beneficially owned by Ms Dwyer, (a) 87,522 shares may be acquired through currently exercisable options, and (b) 167,460 shares are beneficially owned as a result of a Shareholders Voting, Proxy and Stock Sale Agreement dated April 28, 1989 between Donald J. Dwyer Sr., the Company, and certain stockholders ("Voting Agreement").

     Under the provisions of the Last Will and Testament of Donald J. Dwyer, Sr., Ms. Dwyer and Mr. Donald J. Dwyer, Jr. ("Mr. Dwyer Jr."), are the sole Trustees of the Trust and as such Co-Trustees, both Ms. Dwyer and Mr. Dwyer Jr. may be deemed to beneficially own the 115,423 shares of Dwyer Common Stock owned by the Trust, including (a) 2,478 shares which may be acquired through currently exercisable options held by the Trust, and (b) 4,740 shares which are owned by other stockholders of the Company, but over which the Trust has sole voting power pursuant to the Voting Agreement.

     The calculations of percent of outstanding Dwyer Common Stock are based upon 6,775,427 shares of Dwyer Common Stock outstanding on June 30, 1997 as reported in the Company's most recent Quarterly Report on Form 10-Q.

     (b) Ms. Dwyer has the sole voting power and sole power to dispose of 3,912,151 shares of Dwyer Common Stock and may be deemed to share voting and dispositive power with respect to the 115,423 shares of Dwyer Common Stock held by the Trust except for the 4,740 shares subject to the Voting Agreement for which only voting power applies.

     (c) As described in Item 4 above, the following are the transactions in Dwyer Common Stock effected by Ms. Dwyer within the 60 days prior to the date this Amendment was required to be filed:

     (1) Gifts/Sales to Family:
     --------------------------

     Effective as of April 10, 1997, Ms. Dwyer made the following gifts and transfers of an aggregate of 166,650 shares of Dwyer Common Stock to her six children, nine grandchildren, and Robert E. Tunmire:

                                                               Number
     Name                                       Relationship  of Shares  Consideration
     ----                                       ------------  ---------  -------------

     Donna Dwyer Van Zandt as Custodian for     grandchild        6,666  $10,000 gift
     Jacclyn N. Van Zandt                                         6,666  $10,000 sale

     Donna Dwyer Van Zandt as Custodian for     grandchild        6,666  $10,000 gift
     Theresa Smith                                                6,666  $10,000 sale

     Donna Dwyer Van Zandt                         child          6,666  $10,000 gift

     Deborah Wright Hood as Custodian for       grandchild        6,666  $10,000 gift
     Christopher Wright                                           6,666  $10,000 sale

     Billy Hood and Deborah Wright Hood as      grandchild        6,666  $10,000 gift
     Custodians for Chase Dillon Hood                             6,666  $10,000 sale

     Deborah Wright Hood                           child          6,666  $10,000 gift

     Dina Dwyer-Owens as Custodian for          grandchild        6,666  $10,000 gift
     Dani-Elle Owens                                              6,666  $10,000 sale

     Dina Dwyer-Owens as Custodian for          grandchild        6,666  $10,000 gift
     Michael Christian Owens                                      6,666  $10,000 sale

     Dina Dwyer-Owens                              child          6,666  $10,000 gift


     Donald and Mary Dwyer as Custodians for    grandchild        6,666  $10,000 gift
     Donald Dwyer III                                             6,666  $10,000 sale

     Donald and Mary Dwyer as Custodians for    grandchild        6,666  $10,000 gift
     Brandon Dwyer                                                6,666  $10,000 sale

     Donald J. Dwyer Jr.                           child          6,666  $10,000 gift

     Darren J. Dwyer                               child          6,666  $10,000 gift

     Douglas Dwyer as Custodian for              grandchild       6,666  $10,000 gift
     Ryan Douglas Dwyer                                           6,666  $10,000 sale

     Douglas Dwyer                                 child          6,666  $10,000 gift

     Robert Tunmire                                 n/a           6,666  $10,000 gift
                                                                -------
                                                   Total:       166,650


     All purchases by grandchildren were made with funds given by Ms. Dwyer to such grandchildren in 1996.

     The above-described transactions were effected by private transfers.

     (d)  None.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

     Ms. Dwyer plans to contribute beneficial ownership of 3,910,851 shares of Dwyer Common Stock to the capital of Dwyer Investments, Ltd., a family limited partnership to be organized (the "Partnership"), in exchange for equity interests in the Partnership. In addition, Ms. Dwyer and Mr. Dwyer Jr., as Co-Trustees of the Trust, plan to contribute beneficial ownership of 115,423 shares of Dwyer Common Stock to the capital of the Partnership in exchange for equity interests in the Partnership. It is Ms. Dwyer's understanding that the above named children of Ms. Dwyer also intend to contribute the shares of Dwyer Common Stock owned by each of them individually to the Partnership in exchange for equity interests in the Partnership.

     Ms. Dwyer is party to a voting agreement (referenced in Item 7 below) as successor from the Estate.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     Shareholders Voting, Proxy and Stock Sale Agreement dated April 28, 1989 between Donald J. Dwyer Sr., the Company, and Vernon Lee Russell and wife, Sylvia Russell, incorporated by reference to the Schedule 13D of Donald J. Dwyer dated May 4, 1989, filed May 9, 1989 (SEC File No. 0-15227).

Signature
---------

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.



December 31, 1997                    /s/ THERESA DWYER
                                    --------------------------------------------
                                    THERESA DWYER